Exhibit 99.1

Evaxion expands preclinical bacterial vaccine pipeline in collaboration with leading pharmaceutical company

September 18, 2023

●	AI-powered target discovery for a bacterial pathogen with a high medical need where no vaccine is currently available

●	Evaxion’s proprietary AI-platforms EDEN™ and RAVEN™ will be utilized for rapid design of a completely novel vaccine candidate capable of eliciting both a humoral (antibody) and cellular immune response to the pathogen

●	Collaborative and co-funded project between two companies with strong scientific alignment and complementary skill sets and capabilities

●	This collaboration underlines Evaxion’s strategic focus of harnessing the power of AI to identify new targets significantly more efficiently than traditional methods

COPENHAGEN, Denmark, Sept. 18, 2023 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage biotechnology company specializing in the development of AI-powered immunotherapies, today announced the initiation of a novel pipeline program, EVX-B3, an AI-designed vaccine candidate against an undisclosed bacterial pathogen. The new vaccine project will be a collaboration between Evaxion and an undisclosed leading pharmaceutical company, leveraging unique assets and know-how from both organizations.

To develop an effective vaccine, Evaxion has initiated discovery activities for EVX-B3 using both its EDEN™ and RAVEN™ AI platforms to identify protective antigens capable of eliciting both a humoral (antibody) and cellular response to the pathogen. EVX-B3 aims to address a serious global medical issue, targeting a pathogen associated with repeated infections, increasing incidence and often serious medical complications, and for which no vaccines are currently available. The project will be a collaborative and co-funded effort between the two companies.

Evaxion’s Chief Scientific Officer, Birgitte Rønø, states: “We are thrilled to announce our upcoming collaboration, aimed at jointly investigating the capabilities of our AI platforms to design a groundbreaking vaccine targeting this specific pathogen. We strongly believe that this collaboration will further validate the power of AI to benefit global health through the design of unique vaccines against serious medical conditions.”

About EDEN™

EDEN™ is a proprietary AI platform capable of rapidly identifying those antigens that will trigger a robust and highly protective immune response against virtually any bacterial infectious disease. EDEN™ is fully AI-driven and designed to identify vaccine candidates faster and cheaper than current state-of-the-art methods. With EDEN™, we take a novel approach to vaccine development to combat the rising global issue of antibiotic resistance. For more information, visit our website.

About RAVEN™

RAVEN™ is a proprietary AI platform that rapidly identifies vaccine candidates against existing, emerging, and mutating viral diseases. We are developing next-generation vaccine candidates that aim to simultaneously trigger potent B- and T-cell responses. Current vaccines against viral infection are challenged by fading efficacy and evasion by mutating viruses. With RAVEN™, the addition of the T-cell component is designed to secure broader, more durable protection. For more information, visit our website.

About EVAXION

Evaxion Biotech A/S is a clinical-stage biotech company developing world-leading AI platforms. Evaxion's proprietary and scalable technologies harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. The company is committed to transforming patients' lives with unmet clinical needs by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking immunotherapies, please visit www.evaxion-biotech.com.

Forward-looking statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Contact information Evaxion Biotech A/S Christian Kanstrup      Chief Executive Officer cka@evaxion-biotech.com Source: Evaxion Biotech